EXHIBIT 99.47

FOR IMMEDIATE RELEASE

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High Tide to Open Canna Cabana Storefront on Bayview Avenue in Toronto

Calgary, AB, June 9, 2020 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (CSE:HITI) (OTCQB:HITIF) (FRA:2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of cannabis lifestyle accessories, is pleased to announce that the Canna Cabana retail cannabis store located at 1723 Bayview Avenue in East York, Ontario (the “Bayview Store”) will be opening on Saturday, June 13, 2020. Located just south of Eglinton Avenue, it will mark the seventh branded Canna Cabana location in Ontario and the Company’s 36th retail cannabis store across Canada. The Bayview Store secured all necessary permits and licenses on June 8, 2020, after receiving a Retail Store Authorization (“RSA”) from the Alcohol and Gaming Commission of Ontario (the “AGCO”) on June 1, 2020, which was one of only five issued in the first week of June.

The Bayview Store will serve the 120,000 residents living in the East York area, as part of the City of Toronto’s overall population of approximately 2,700,000. “The Bayview Store is a great complement to the existing Canna Cabana locations in Toronto on Yonge Street and Parliament Street and our other stores across Ontario in Burlington, Hamilton, Niagara Falls and Sudbury,” said Raj Grover, President and Chief Executive Officer of High Tide. “With nine percent market share Canna Cabana is the second largest retail brand by number of stores in Ontario, based on 82 currently authorized by the AGCO to be open,” added Mr. Grover. High Tide expects to open its next three Canna Cabana locations by September to reach the provincial maximum of 10 retail cannabis stores per operator.

In addition, the Company will release its financial and operational results for the second quarter ended April 30, 2020 before financial markets open on June 17, 2020.

About High Tide Inc.

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of cannabis lifestyle accessories. With portfolio subsidiaries including Canna Cabana Inc., KushBar Inc., Grasscity.com, CBDcity.com, RGR Canada Inc. and Famous Brandz Inc. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

With the deregulation of recreational cannabis for adult use across Canada, Canna Cabana Inc. and its 33 branded stores is a sizeable retail business with a sophisticated yet playful customer experience. KushBar Inc. is a second retail cannabis business with 3 operating stores in Alberta, offering a modern experience aimed at the Company’s growing customer base in Alberta. Based in Amsterdam since 2000, Grasscity.com is the world’s preeminent and most searchable online retailer of smoking accessories and cannabis lifestyle products with approximately 5.8 million site visits annually. Launched in May 2020, CBDcity.com is the world’s newest online store selling a wide variety of CBD-focused products to international consumers. Representing the core of High Tide’s wholesale segment, RGR Canada Inc. is a high-quality and innovative designer, manufacturer and distributor of cannabis accessories. Famous Brandz Inc. is a dominant manufacturer of licensed lifestyle accessories, through partnerships with celebrities and entertainment companies including Snoop Dogg and Paramount Pictures. Famous Brandz’ products are sold to wholesalers and retailers around the world.

For more information about High Tide Inc., please visit www.hightideinc.com and its profile page on SEDAR at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as “forward-looking statements” are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as “outlook”, “expects”, “intend”, “forecasts”, “anticipates”, “plans”, “projects”, “estimates”, “envisages, “assumes”, “needs”, “strategy”, “goals”, “objectives”, or variations thereof, or stating that certain actions, events or results “may”, “can”, “could”, “would”, “might”, or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute on its business plan and that the Company will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia’s Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. business. The Company considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

SOURCE High Tide Inc.

For further information, please contact Raj Grover, President & Chief Executive Officer of High Tide Inc.; Tel: (403) 770-9435; Email: raj@hightideinc.com; Web: www.hightideinc.com.